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                                    FORM 6-K

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2006

                        COMMISSION FILE NUMBER: 001-33107

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                               CANADIAN SOLAR INC.

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                            XIN ZHUANG INDUSTRY PARK,
                                CHANGSHU, SUZHOU
                                 JIANGSU 215562
                           PEOPLE'S REPUBLIC OF CHINA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X   Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No  X
                                 ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    82-  N/A
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                               CANADIAN SOLAR INC.

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                                     3
Exhibit 99.1 -- Press Release                                                 4
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           CANADIAN SOLAR INC.


                                           By:      /s/ Xiaohua Qu
                                                  ------------------------------
                                           Name:  Xiaohua Qu
                                           Title: Chairman and Chief Executive
                                                  Officer

Date: December 11, 2006